UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SIPUP CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	333-185408	99-0382107
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue New York, NY 10167

(Address of Principal Executive offices and zip code)

212-792-4000

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQURIED IN
CONNECTION WITH THE SCHEDULE 14f. NO PROXIES ARE BEING SOLICITED.

SIPUP CORPORATION
245 Park Avenue,
New York, NY, 10167

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and
Exchange Commission Rule 14f-1

Notice of Change in the Composition of the Board of Directors

December 31, 2013

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock par value $0.001 per share (the “Common Stock”) of Sipup Corporation (the “Company”) at the close of business on December 30, 2013 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in connection with a scheduled change in majority control of the Company’s Board of Directors pursuant to a change in control transaction other than by a meeting of stockholders. This Information Statement is being distributed on or about December 31, 2013.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN
RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On the tenth day after this Information Statement has been mailed to the stockholders (the “Effective Date”), the resignation of Rashid Naeem (“Naeem”) as a director of the Company will be effective and the Jacob Daddon, the newly appointed director, shall be the sole director of the Company.

On December 5, 2013, Mr. NissimBarih (“Barih”) and several other unrelated persons (each a “Buyer” and collectively, the “Buyers”), closed on a transaction (the “Purchase”) in which the Buyers acquired a total of 3,000,000 shares (the “Shares”) of Common Stock of the Company from Naeem. At the time immediately preceding the Purchase, Naeem was the President, Chief Executive Officer, Treasurer and Secretary of the Company and its sole director. The aggregate purchase price paid for the Shares was $131,000. The Shares represent in the aggregate 75% of all of the issued and outstanding shares of the Company’s Common Stock. Barih, one of the Buyers, holds 2,475,000 of the Shares, representing approximately 61% of all of our issued and outstanding Common Stock. The funds used to consummate the Purchase of the Shares were the personal funds of each participating Buyer. Accordingly, the purchase of the Shares resulted in a change in control of the Company.

In connection with the above transaction, Naeem resigned from all officers’ positions that he held in the Company, which resignation became effective immediately upon the closing of the Purchase. Contemporaneously with closing of the Purchase, Jacob Daddon was appointed as our President, Chief Executive Officer, Treasurer and Secretary and a director.

Mr. Naaem has submitted his resignation as director of the Company. The resignation will become effective 10 days after the filing of this Information Statement withthe Securities and Exchange Commission and its mailing and delivery to all of the Company’s shareholders of record in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs in connection with a change in control transaction (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF THE RESIGNING DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

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VOTING SECURITIES

The Company is authorized to issue up to 75,000,000 shares of Common Stock. On August 23, 2013, we had 4,000,000 shares of Common Stock outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2013: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of December 31, 2013, there were 4,000,000 shares of our common stock outstanding:

Title of Class	Name and address of beneficial owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock	Rashid Naeem(Director, Former Officer) (1) c/o Sipup Corporation 245 Park Avenue New York, NY 10167	0		*
Common Stock	Jacob Daddon (Chief Executive Officer & Director) c/o Sipup Corporation 245 Park Avenue New York, NY 10167	0		*
Common	All executive officers and directors as a group (2 persons)	0		*
	NissimBarih 41 Shlomo Hamelech Street Lod Israel	2,475,000	Direct	61%
(1)
Mr. Naeem resigned from the Board of Directors on December 5, 2013. His resignation wil become effective 10 calendar days after the mailing of this Information Statement to the Company’s stockholders of record.

Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2013, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2013, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Our common stock is our only issued and outstanding class of securities eligible to vote.

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CHANGE OF CONTROL

In connection with the closing of the Purchase, there was a change in control of the Company. Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, Naeem’s resignation from the Company’s board of directors will become effective and, immediately following such resignation, the board will comprised solely of Jacob Daddon. In time additional directors may be appointed/elected.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of the Company as of the date of this Information Statement. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Date First Elected or Appointed
Jacob Daddon	Director, Chief Executive Officer, Treasurer and Secretary	December 5, 2013
Rashid Naeem(1)	Director (former Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary)	October 31, 2012

1 Mr. Naeem resigned as an officer effective December 5, 2013. His resignation will become effective on the 10th day after the mailing of this Information Statement on Schedule 14F-1.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of the newly appointed chief executive officer and director and the resigning director, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Jacob Daddon –Director , Chief Executive Officer, and Treasurer

Mr. Daddon has been engaged in the financial services industry in Israel since January 2008. Between October 2012 to the present, Mr. Daddon has been providing financial advisory services to small business entities, on an independent basis, including performing economic feasibility analysis. From January 2011 through September 2012, Mr. Daddon served as an economist with the Eilat Port Authority where his responsibilities included budgetary auditing, operational management, working on the privatization program and internal accounting functions. Between July 2009 and July 2010, Mr. Daddon worked for Psagot, a Tel Aviv based investment bank where his responsibilities included interacting with clients and prospective clients of the bank regarding investment products. Between December 2008 and July 2009, Mr. Daddon worked at Bank Mizrahi in Tel Aviv where he was primarily responsible for managing clients’ investment accounts as well as marketing investment products . Between January 2001through July2008, Mr. Daddon held a managerial position with a publishing house. Mr. Daddon obtained a B.A. in Economics in 2008 from Ben Gurion University in Israel. Mr. Daddon is a resident of Israel and will continue to reside and work out of Israel following his appointment.

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Rashid Naeem, Resigning Director

Mr. Naeem had served as our President, Chief Executive Officer, Secretary, Treasurer and a Director since our inception on October 31, 2012. Mr. Naeem had been making plain and flavored yogurts for his personal use for over twenty years. Mr. Naeem decided in March of 2012 that he should start his own company that produces, packs, and sells flavoured yogurts. Prior to the formation of the company Mr. Naeem was a self employed wholesaler of bed sheets. He had them shipped in containers from Asia and sold them to storekeepers for a profit.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse

Family Relationships

There are no family relationships between any of our directors and officers.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended November 30, 2012. All proceedings of the board of directors were conducted by resolutions consented to in writing and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

As of the date of this Information Statement, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

As of the date of this Information Statement, our board of directors has determined that Rashid Naeem qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Upon his resignation expected 10 days after this Schedule 14f-1 is filed and mailed, no director will qualify as “independent”.

None of our directors qualify as an “audit committee financial expert”. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

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A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company’s common shares; or

4.
any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Our management, which currently is comprised solely of Mr. Jacob Daddon, who serves as our Chief Executive Officer, President, Treasurer and Secretary is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict will disclose his interest in a proposed transaction and will abstain from voting for or against the approval of such transaction.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended November 30, 2013, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during our fiscal years ended November 30, 2013 and 2012 awarded to, earned by or paid to our executive officers.

Name and Principal Position	Year	Salary	Bonus Awards	Stock Awards	Other Incentive Compensation	Non-Equity Plan Compensation	Nonqualified Deferred Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Rashid Naeem1 Former President, CEO, CFO and Director	2013 2012	47,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	47,000 Nil
Jacob Daddon2 Chief Executive Officer and Director	2013 2012	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

1
Mr. Naeem resigned as a director and officer of the Company on December 5, 2013. Mr. Naeem’s resignation as a director is effective 10 days after this Information Statement is mailed to the Company’s shareholders of record.

2	Jacob Daddon was appointed a director and officer of the Company on December 5, 2013.\

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

There are no current employment agreements between our company and our executive officers or directors.

There are no annuity, pension or retirement benefits proposed to be paid to the officers or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers since inception.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

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Directors’ Compensation

The persons who served as members of our board of directors, including executive officers did not receive any compensation for services as director for 2013 and 2012.

Option Exercises and Stock Vested

There were no options exercised or stock vested during the year ended November 30, 2013.

Pension Benefits and Nonqualified Deferred Compensation

The Company does not maintain any qualified retirement plans or non-nonqualified deferred compensation plans for its employees or directors.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER
MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Jacob Daddon
Date: January 2, 2014	Jacob Daddon

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